August 13, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Hartford Life Insurance Company
Form 10-K for the Fiscal Quarter Ended December 31, 2012
Filed on March 13, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 2, 2013
File No. 001-32293

Dear Mr. Rosenberg:
We are in receipt of your August 8, 2013 letter providing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to the filings listed above. We intend to provide a response to the Staff on or before Friday, September 6, 2013.
Should you or your staff need to reach us, please feel free to contact me at (860) 547-4848 or my colleagues Leslie Soler at (860) 547-2939 or Donald Hunt at (860) 547-5040.
Sincerely,

/s/ Peter F. Sannizzaro
Peter F. Sannizzaro
Principal Accounting Officer and Senior Vice President